March 26, 2009

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Assistant Director, Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Re: Owens-Illinois, Inc. Notice and Proxy Statement

Dear Sir or Madam:

        Enclosed for filing is the definitive 2009 Notice of Annual Meeting and Proxy Statement of Owens-Illinois, Inc., together with the form of proxy, pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934, as amended.

        Pursuant to Rule 14a-6(i)(2) no fee is being paid.

        Pursuant to Rule 14a-3(c) of the Exchange Act, seven copies of the Owens-Illinois, Inc. 2008 Annual Report to Share Owners will be forwarded separately to the Commission, along with eight copies of the printed Notice and Proxy Statement and form of proxy, pursuant to Rule 14a-6(b). The Annual Report will be mailed to share owners concurrently with the Notice and Proxy Statement and form of proxy.

        Copies of the Notice and Proxy Statement, form of proxy, and Annual Report will also be mailed to the New York Stock Exchange.

Sincerely,

Michael R. Scheiding
Corporate Controller—Financial Reporting